UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Financial Information Regarding Acquisition with Patriton Limited

References are made to the Current Report on Form 6-K filed by BGM Group Ltd (the “Company”) on January 7, 2025 and November 29, 2024 (the “Prior 6-K”). In connection with the signing of the Transaction Agreement dated November 27, 2024 (the “Agreement”) by and among the Company, CISG Holdings Ltd (the “Seller”), Patriton Limited (the “Target Company”), GM Management Company Limited, DuXiaoBao Intelligent Technology (Shenzhen) Co., Ltd., RONS Intelligent Technology (Beijing) Co., Ltd., Shenzhen Xinbao Investment Management Co., Ltd., Fanhua RONS Insurance Sales & Service Co., Ltd. and Shenzhen Baowang E-commerce Co., Ltd., the Company agreed to purchase from the Seller, 100% of the equity interest of the Target Company, for a consideration of 69,995,661 Class A ordinary shares with a par value of US$0.00833335 per share of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares, and the closing took place on January 7, 2025, as disclosed in the Prior 6-K.

In compliance with the Rule 3-05 of Regulation S-X, the Company is filing this Current Report on Form 6-K to submit (i) the audited financial statements of Rons Intelligent Technology (Beijing) Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd. for the years ended September 30, 2024 and 2023 filed herewith as Exhibit 99.1; and 2) the unaudited pro forma consolidated combined financial statements as of September 30, 2024 of the Company and its subsidiaries filed herewith as Exhibit 99.2 upon giving effect to the consummation of the acquisition of Patriton Limited.

The unaudited pro forma consolidated combined financial information that has been included as Exhibit 99.2 to this Current Report on Form 6-K does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the Acquisition been completed in prior periods and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited financial statements of Rons Intelligent Technology (Beijing) Co., Ltd. and Shenzhen Xinbao Investment Management Co., Ltd. for the years ended September 30, 2024 and 2023
99.2	Unaudited pro forma consolidated combined financial statements as of September 30, 2024 of the Company and its subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 28, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer